

April 24, 2012

<u>Via E-mail</u>
Mr. Jay C. Horgen
Chief Financial Officer
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

      Re: **Affiliated Managers Group, Inc.**
               Form 10-K for the fiscal year ended December 31, 2011
               Filed February 23, 2012
               File No. 1-13459

Dear Mr. Horgen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ John Cash

                  John Cash
                  Accounting Branch Chief